EXHIBIT (a)(vi)

                               Receipt of Election

Name:

Date:

The purpose of this email is to acknowledge receipt of your Election Form in connection with the Lumenis Ltd. Offer to Exchange Outstanding Options to Purchase Ordinary Shares.

You should know that this acknowledgment is neither a confirmation that the Election Form was completed correctly nor a confirmation that any or all of your Eligible Options will be actually cancelled and exchanged for New Options on the Date of Grant. If you elected to tender Eligible Options and we accept them for cancellation and exchange, you will be provided with an election and grant confirmation, followed by a grant letter, confirming our acceptance of your Eligible Options, and stating the number of New Options that we have granted you and the exercise price.